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                                  Nexland, Inc.
                              1101 Brickell Avenue
                             North Tower - 2nd Floor
                              Miami, Florida 33131
                                  March 8, 2001

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

       RE: WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-1 (THE "REGISTRATION STATEMENT") FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 26, 2000 (REGISTRATION NO. 333-3074)

Ladies and Gentlemen:

    Pursuant to Rule 477 promulgated under the Securities Act of 1933, Nexland, Inc. hereby requests the Securities and Exchange Commission to withdraw the Registration Statement. The Company makes this request due to the inadequacy of the document. None of the securities offered under the Registration Statement have been sold.

                                                          Sincerely,

                                                          /s/ Gregory S. Levine
                                                          ----------------------
                                                          Gregory S. Levine
                                                          President